BRAZOS INTERNATIONAL EXPLORATION, INC

2818 FORT HAMILTION PARKWAY

BROOKLYN, NY 11218

347.834.7118          646.290.8849

June 16, 2008

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC20549

Re: Brazos International Exploration, Inc.

Registration Statement on Form S-1

File No. 333-151346

Attention: Mr. Kristopher Natoli

Ladies and Gentlemen:

The following responses address the comments provided in your comment letter of June 12, 2008, (the "Comments") relating to the Registration Statement on Form S-1 (the "Registration Statement") of Brazos International Exploration, Inc. (the "Company").

This letter accompanies our filing of one plain and one red-lined amendment to the Form S-1.

Front Cover Page

1.

Please update the front cover page of the Form S-1 to conform to the most updated version of the form.  We note that the form was recently modified to include a check box to identify the company’s reporting Status.

We have added the appropriate section in the amended cover page to comply with the above comment.

Directors, Executive Officers, Promoters and Control Persons, page 12

2.

Please revise more succinctly the information required by Item 401(e)(1) of Regulation S-K. Specifically, rather than describe in detail the positions of the directors or officers for each position, identify the employer and the director’s or officer’s or officers position at such employer and disclose the period during which the officer or director offered services to such employer.  Also, note t6hat the discussion of business experience is only required to cover the last five years.

We have edited this section of the registration statement to comply with the above comment.

We hereby acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ David Keating__________

     David Keating

Chief Executive Officer & President